Exhibit 77(i)


                       TERMS OF NEW OR AMENDED SECURITIES

On May 9, 2001, the Board of Trustees of the Registrant approved the issuance of a new class of securities designated "Class Q." Class Q Shares will be sold at the then-current net asset value without the imposition of a front-end sales charge. Class Q Shares will not be subject to a contingent deferred sales charge. Class Q Shares will not automatically convert to Class A Shares. Class Q Shares are subject to fees of 0.25% (subject to NASD rules) pursuant to a Shareholder Servicing Plan.

Class Q Shares will be identical to all other Classes of the Registrant in all respects except for Class designation; allocation of certain expenses directly related to the distribution or service arrangement, or both, for Class Q; and voting rights. Class Q shareholders will vote separately with respect to issues affecting only Class Q. Class Q Shares of a series of the Registrant will represent interests in the same investment fund as all other Classes of that series of the Registrant; therefore, each Class of a series of the Registrant is subject to the same investment objectives, policies and limitations as all other Classes of that series.

Further description of Class Q Shares appears in the Registrant's Amended and Restated Rule 18f-3 Plan, as filed with Post-Effective Amendment No. 10 to the Registrant's Registration Statement on Form N-1A on July 27, 2001.